FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 31, 2002

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [  X  ]         Form 40-F   [      ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [      ]       No   [   X  ]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date March 28, 2003	By	/s/ Shunji Onda

(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*	Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Notice of resolutions of the ordinary general meeting of shareholders for the 102nd business term

March 28, 2003

TO OUR SHAREHOLDERS

Canon Inc. 30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Fujio Mitarai President and C.E.O.

NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 102ND BUSINESS TERM

Notice is hereby given that at the Ordinary General Meeting of Shareholders for the 102nd Business Term of the Company held today, reports were made and resolutions were passed as follows:

Matters to be Reported:

Reports on the Business Report, Balance Sheets, and Income Statements for the 102nd Business Term (from January 1, 2002 to December 31, 2002).

The contents of the abovementioned accounting documents were reported.

Matters to be Resolved upon:

     Propositions:

Item No. 1	–	Approval of the Proposal of Profit Appropriation for the 102nd Business Term

It was approved and adopted in all respects as proposed and, in order to respond to the continuing support from our shareholders, the dividend of profits due for this term was decided to be 17.50 yen per share, an increase of 3.00 yen compared to the previous term. Since the Company has already paid an interim dividend of 12.50 yen per share, together with the above dividend, the dividend for the entire Business Term will be 30.00 yen total per share (an increase of 5.00 yen compared to the previous term).

Item No. 2	–	Partial Amendment of the Articles of Incorporation

It was approved and adopted in all respects as proposed.

The amendments are as follows:

(1) In order to respond to revisions to the Commercial Code effective as of April 1, 2002, May 1, 2002, and April 1, 2003, respectively, the required amendments were implemented to relevant provisions of the Articles of Incorporation.

(2) Since the revised Commercial Code effective as of April 1, 2003 has enabled the adoption of the system for buying additional shares of less-than-one-unit shares and the relaxation of the quorum for the special resolution of the General Meeting of Shareholders, the Company has adopted them.

(3) In order to build a management structure which can respond rapidly to changes in the business environment, the Company has shortened the term of office of directors from two (2) years to one (1) year.

Item No. 3	–	Acquisition of the Company’s Own Shares

It was approved and adopted in all respects as proposed. Thus, it was decided that, in order to respond to requests of additional purchase of less-than-one-unit shares, etc., pursuant to Article 210 of the Commercial Code, the Company may acquire the common stock of the Company, starting from the end of this Ordinary General Meeting of Shareholders through the end of the next Ordinary General Meeting of Shareholders, within the limitation of a total of 1 (one) million shares and 5 (five) billion yen.

Item No. 4	–	Election of Twenty-Four Directors

It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Ichiro Endo, Yukio Yamashita, Toshizo Tanaka, Takashi Saito, Yusuke Emura, Kinya Uchida, Akira Tajima, Nobuyoshi Tanaka, Tsuneji Uchida, Junji Ichikawa, Hajime Tsuruoka, Teruomi Takahashi, Hironori Yamamoto, Akiyoshi Moroe, Kunio Watanabe, Ikuo Soma, Yoroku Adachi and Yasuo Mitsuhashi were reappointed as Directors of the Company, and Messrs. Katsuichi Shimizu, Ryoichi Bamba, Tomonori Iwashita, Toshio Homma and Shigeru Imaiida were newly appointed as Directors of the Company, and all of them assumed their offices.

Item No. 5	–	Election of One Corporate Auditor

It was approved and adopted in all respects as proposed. As a result, Mr. Tadashi Ohe was reappointed as Corporate Auditor of the Company and assumed his office. Mr. Tadashi Ohe is the outside Corporate Auditor stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

Item No. 6	–	Grant of Retiring Allowance to Directors to be Retired

It was approved and adopted in all respects as proposed. Thus, it was decided that the retiring allowance should be granted to each of the retired Directors, Messrs. Toru Takahashi and Muneo Adachi, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc., should be entrusted to the Board of Directors.

POSTSCRIPT

•	Appointment of Representative Director and Directors with Specific Titles

As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 102nd Business Term, each of the following persons were appointed as Representative Director and/or Directors with specific titles of the Company. All of them have assumed their offices.

President and C.E.O	Fujio Mitarai
Senior Managing Director	Ichiro Endo
Senior Managing Director	Yukio Yamashita
Senior Managing Director	Toshizo Tanaka
Senior Managing Director	Kinya Uchida
Senior Managing Director	Akira Tajima
Senior Managing Director	Tsuneji Uchida
Managing Director	Takashi Saito
Managing Director	Yusuke Emura
Managing Director	Nobuyoshi Tanaka
Managing Director	Junji Ichikawa
Managing Director	Hajime Tsuruoka
Managing Director	Akiyoshi Moroe
Managing Director	Kunio Watanabe
Managing Director	Ikuo Soma

•	Creation of the System for Buying Additional Shares of Less-Than-One-Unit Shares and the System for the Annulment of Stock Certificates

Pursuant to the revised Commercial Code effective as of April 1, 2003, the system for buying additional shares of less-than-one-unit shares and the system for the annulment of stock certificates were created.

Since partial amendment to the Articles of Incorporation was approved at this Ordinary General Meeting of Shareholders, the Company will adopt the system for buying additional shares of less-than-one-unit shares from April 1, 2003. Any shareholder of the Company owning less-than-one-unit shares (1,000 shares equals one unit) who wishes to buy additional shares to increase such number of shares to one unit, may request the Company to sell the necessary number of less-than-one-unit shares.

As to the system for the annulment of stock certificates, this will take the place of the former system of public notice and judgment on exclusion of shareholders rights, and, if any shareholder loses a stock certificate, such shareholder would be required to follow the procedure of filing for the registration of loss of stock certificates with the Company on and after April 1, 2003.

For either of the abovementioned, the transfer agent will handle the procedures. Therefore, please refer to the Company’s transfer agent, Mizuho Trust & Bank Co., Ltd., for details.

PAYMENT OF THE DIVIDEND OF PROFITS

The dividend due for the 102nd Business Term shall be paid by either of the following methods.

•	If you are receiving the dividend with the “Postal Giro Payment Advice Form”:

Please receive the dividend in accordance with the instructions stated on the backside of the enclosed “Postal Giro Payment Advice Form” at a nearby post office during the payment period (from March 31, 2003 through April 30, 2003). This “Postal Giro Payment Advice Form” can also make your dividend be remitted to your bank account, postal giro account, and postal savings account.

•	If you have requested to have the dividend transferred to your bank account or postal account:

Please confirm the enclosed “statement of dividend of profits” and “dividend transfer notice.”